UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: August 5, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: August 5, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

GLOBAL COPPER CORP. AND TECK COMINCO LIMITED

ANNOUNCE CLOSING OF ARRANGEMENT

August 1, 2008 - Vancouver, British Columbia – Global Copper Corp. (TSX:GLQ) and Teck Cominco Limited (TSX:TCK.A and TCK.B, NYSE:TCK) announced today that the previously announced plan of arrangement has closed, and Teck has acquired all of the shares of Global. Global’s principal asset is the Relincho project in Chile. Substantially all of Global’s other assets, including Global’s interest in the Taca Taca and San Jorge properties in Argentina, a specified amount in cash and a 1.5% net smelter return royalty in respect of the Relincho project have been transferred to Lumina Copper Corp. pursuant to the plan of arrangement. Shares of Lumina were also distributed to the former shareholders of Global pursuant to the plan of arrangement. Lumina was listed on Tier-1 of the TSX Venture Exchange as of market close on August 1, 2008.

Based on the adjustment to the consideration based on the volume weighted average price of Teck Class B subordinate voting shares for the ten trading day period ending on the third business day prior to closing (which was $40.36) and the pro ration contemplated by the arrangement agreement, shareholders of Global who elected to receive Teck Class B subordinate voting shares will receive 0.2973 of a Teck Class B subordinate voting share and $0.0001 in cash per Global share tendered. Shareholders who elected cash consideration will receive $8.84 and 0.0782 of a Teck Class B subordinate voting share. Pursuant to the arrangement, Teck was required to revise the consideration to be received by shareholders of Global. Teck elected to do so by increasing the cash portion of the consideration.

About Teck

Teck is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Teck is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 685-3005

greg.waller@teckcominco.com

For further information on Lumina Copper Corp., please contact:

David Strang

President & CEO

Lumina Copper Corp.

(604) 687-0407

dstrang@luminacopper.com